Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2025

GSO CAPITAL OPPORTUNITIES FUND III LP
By: GSO Capital Opportunities Associates III LLC, its general partner
By: GSO Holdings I L.L.C., its managing member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE PRIVATE CREDIT FUND
By: Blackstone Private Credit Strategies LLC, its investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

BCRED TWIN PEAKS LLC
By: Blackstone Private Credit Fund, its sole member
By: Blackstone Private Credit Strategies LLC, its investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO BARRE DES ECRINS MASTER FUND SCSP
By: Blackstone Europe Fund Management S.a r.l, its manager
By: Blackstone Alternative Credit Advisors LP, its investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO ORCHID FUND LP
By: GSO Orchid Associates LLC, its general partner
By: GSO Holdings III L.L.C., its sole member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**GSO CAPITAL OPPORTUNITIES
ASSOCIATES III LLC**
By: GSO Holdings I L.L.C., its managing member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO HOLDINGS I LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**BLACKSTONE PRIVATE CREDIT
STRATEGIES LLC**

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

BLACKSTONE CREDIT BDC ADVISORS LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**BLACKSTONE ALTERNATIVE CREDIT
ADVISORS LP**

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO ORCHID ASSOCIATES LLC
By: GSO Holdings III L.L.C., its sole member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO HOLDINGS III L.L.C.

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**BLACKSTONE EUROPE FUND
MANAGEMENT S.À R.L**

By: /s/ Kim Percy
Name: Kim Percy
Title: Manager

By: /s/ William Gilson
Name: William Gilson
Title: Manager

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP L.L.C., its general
partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP L.L.C., its general
partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV, L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner,
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman